

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2012

<u>Via E-mail</u>
Mr. Scott V. Schneider
Senior Vice President, Treasurer and Secretary
Saul Centers, Inc.
7501 Wisconsin Avenue
Suite 1500
Bethesda, MD 20814-6522

     Re: Saul Centers, Inc.
              Form 10-K for the Year Ended December 31, 2011
              Filed March 12, 2012
              File No. 1-12254

Dear Mr. Schneider:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please tell us whether you consider property operating income and same property operating income to be key performance indicators.

<u>Portfolio Leasing Status, page 55</u>

2.   In future periodic filings, please expand your discussion of leasing activity to include a comparison of new rental rates on renewed leases to the prior rental rates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Scott V. Schneider
Saul Centers, Inc.
October 11, 2012
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant